UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

GTT COMMUNICATIONS INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

362393100

(CUSIP Number)

William Braverman ESQ,  Neuberger Berman Group LLC  1290 Avenue of America  New York,  NY  10104  Phone : 212-476-9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,416,248

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,827,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,827,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.21%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,416,248

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,827,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,827,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.21%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,416,248

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,827,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,827,013

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.21%

14	TYPE OF REPORTING PERSON
HC

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock (the “Securities”) of GTT Communications Inc., a Virginia corporation (the “Issuer”), having its principal place of business at 7900 Tysons One Place, Suite 1450, Mclean, Virginia 22102.

Item 2.	Identity and Background

(a)
This statement is being filed by the following persons: Neuberger Berman Group LLC (“NB Group”), Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”), and Neuberger Berman Investment Advisers LLC (“NBIA”) (NB Group, NBIA Holdings, and NBIA, collectively the “Reporting Persons”).

(b)
The business address for each of the Reporting Persons is 1290 Avenue of Americas, New York, New York 10104. The business address for NBIA with respect to the matters relating to the Issuer and its Securities is 1290 Avenue of Americas, New York, NY 10104.

(c)
Each of NB Group, NBIA Holdings, and NBIA is a Delaware limited liability company.

NB Group is the parent company of multiple subsidiaries engaged in the investment advisory business.

NBIA Holdings is a subsidiary of NB Group and the holding company of NBIA, and certain other subsidiaries engaged in the investment advisory business.

NBIA, is an investment adviser registered under the Investment Advisers Act of 1940 as amended (the “Advisers Act”). As a registered investment adviser (“RIA”), NBIA provides investment advisory services to institutions, endowments, employee benefit plans, foundations, private funds, offshore public funds (collectively, “Institutions”) and investment companies registered under the Investment Company Act of 1940, as amended (“Mutual Funds”). As an RIA, NBIA provides discretionary investment advisory services to private investors. NBIA may be deemed to beneficially own the Securities in their various fiduciary capacities by virtue of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 as amended ("Exchange Act"). This report is not an admission that any of the Neuberger Berman entities is the beneficial owner of the Securities and each of Neuberger Berman Group, NBIA Holdings, and NBIA and certain affiliated persons disclaim beneficial ownership of the Securities held by them in their fiduciary capacity and covered by this statement pursuant to Exchange Act Rule 13d-4. The information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Persons is set forth below.

Neuberger Berman Group LLC

Directors

Joseph Amato
Sharon Bowen
Robert D’Alelio
Steven Kandarian
George Walker
Richard Worley
Lawrence Zicklin

Executive Officers

George Walker, Chief Executive Officer
Joseph Amato, President
Heather Zuckerman, Executive Vice President, Chief of Staff and Secretary
William Arnold, Executive Vice President and Chief Financial Officer
Jacques Lilly, Executive Vice President and Head of Corporate Development
Michael Chinni, Controller
Leo Anthony Viola, Treasurer

Neuberger Berman Investment Advisers Holdings LLC
Andrew Komaroff, President and Chief Executive Officer
Heather Zuckerman, Executive Vice President
William Arnold, Executive Vice President and Chief Financial Officer
Leo Anthony Viola, Treasurer

Neuberger Berman Investment Advisers LLC

Directors
Joseph Amato
Robert Eason
Lawrence Kohn
Bradley Tank
Stephen Wright

Executive Officers
Joseph Amato, President –Equities and Chief Investment Officer – Equities
Bradley Tank, President- Fixed Income and Chief Investment Officer – Fixed Income
Anthony Tutrone – President NBAIM
Lawrence Kohn, Chief Operating Officer – Equities and Managing Director
Kenneth deRegt, Chief Operating Officer – Fixed Income and Managing Director Patrick Deaton – Chief Operating Officer – NBAIM and Managing Director
Brian Kerrane, Head of Mutual Fund Administration and Managing Director
Brad Cetron, Managing Director and Chief Compliance Officer
Michael Chinni, Controller and Senior Vice President
Leo Anthony Viola, Treasurer and Senior Vice President
Savonne Ferguson, Chief Compliance Officer – Mutual Funds and Senior Vice President

(d)	None of the individuals referenced above have been convicted in a criminal proceeding in the past five years.

(e)
None of the individuals referenced above have been party to a civil proceeding or a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

(f)	All of the individuals referenced above are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

NB Group, through its subsidiary registered investment advisers, NBIA, used an aggregate of approximately $42,793,346.58 of funds provided through the accounts of certain investment advisory clients to purchase the Securities reported as beneficially owned in Item 5.

Item 4.	Purpose of Transaction

The Securities reported herein over which the Reporting Persons may be deemed to have beneficial ownership were acquired for investment purposes on behalf of clients of NBIA.

Funds and/or accounts managed by NBIA and Neuberger Berman Loan Advisers LLC (“NBLA” and together with NBIA, the “NB Advisers”) are also lenders under the Credit Agreement, dated as of May 31, 2018 by and among the Issuer and GTT Communications B.V., as borrowers, KeyBank National Association, as administrative agent and letter of credit issuer, and the lenders and other financial institutions party thereto from time to time (as amended, supplemented or otherwise modified, the “Credit Agreement”). As a result, representatives of the NB Advisers are members of an ad hoc committee of lenders under the Credit Agreement (the “Ad Hoc Committee”). Representatives of the Ad Hoc Committee have engaged, and intend to continue to engage, in discussions with the Issuer’s advisors regarding a forbearance under, and modifications to, the Credit Agreement, as well as potential investments in the Issuer. In that connection, the Ad Hoc Committee may pursue one or more other actions that relate to or would result in a matter referred in items (a) through (j) of Item 4 of Schedule 13D, either alone or with others, at any time.

(a)	n/a

(b)	n/a

(c)	n/a

(d)	n/a

(e)	n/a

(f)	n/a

(g)	n/a

(h)	n/a

(i)	n/a

(j)	n/a

Item 5.	Interest in Securities of the Issuer

(a)
The aggregate number of Securities to which this Schedule 13D relates is 4,827,013 shares, representing 8.21% of the 58,819,538 common shares, as reported outstanding on May 6, 2020 in the Issuer’s most recent Form 10-Q for the fiscal quarter end March 31, 2020. The Reporting Persons beneficially own the Securities as follows:

Common Shares / Percentage of Common Shares Outstanding

NBIA 4,827,013 / 8.21%

Due to NB Group’s and NBIA Holdings’ indirect and direct ownership of NBIA, each of NB Group and NBIA Holdings is deemed to beneficially own the Securities beneficially owned by NBIA.

(b)
NBIA has been granted discretionary voting and dispositive power with respect to 4,416,248 of the Securities reported herein as being beneficially owned by it, and with respect to such Securities, NBIA shares voting and dispositive power with its clients in whose accounts the Securities are held. In addition, NBIA LLC has been granted discretionary dispositive power, but not voting power, with respect to the remaining 410,765 of the Securities reported herein as beneficially owned by it. NBIA shares only dispositive power with the clients in whose accounts such Securities are held.

(c)	The Reporting Persons effected the following transactions in the Securities during the past sixty days. Such transactions were effected in the open market. See Schedule 1.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

(d)	NBIA's clients own the financial interest in the securities managed by NBIA.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to Be Filed as Exhibits

List of Trades transacted in the Issuer’s Securities in the past sixty days in response to Item 5.c is attached hereto as Schedule 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

December 02, 2020	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

December 02, 2020	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

December 02, 2020	By:	/s/ Brad Cetron
Deputy General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)